Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 24, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Deborah L. O’Neal

Attorney, Disclosure Review Office

BlackRock Health Sciences Trust II

Registration Statement on Form N-2

File Nos. 333-233373; 811-23466

Dear Ms. O’Neal:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of BlackRock Health Sciences Trust II that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 pm, Eastern Time, on January 28, 2020, or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director